# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNITED HOMES GROUP, INC., CIK 0001830188
CUSIP: 91060H108
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 917 CHAPIN ROAD, CHAPIN, South Carolina (SC), 29036
Date of event which requires filing of this statement: 02/24/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-25-010357
Filed by CIK 0002027613

## Reporting persons
- TALL PINES CAPITAL, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- STONEBRIDGE WEALTH MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: UNITED HOMES GROUP, INC.
Address of issuer's principal executive offices: 917 CHAPIN ROAD, CHAPIN, SC, 29036

## Item 2. Person Filing
Name of person filing: CHRISTOPHER M. PLAHM
Address of principal business office or, if none, residence: 1010 JORIE BLVD, SUITE 144, OAK BROOK, IL 60523
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TALL PINES CAPITAL, LLC: /s/ CHRISTOPHER M PLAHM, INVESMENT ADVISER (02/24/2026)
- STONEBRIDGE WEALTH MANAGEMENT, LLC: /s/ CHRISTOPHER M PLAHM, INVESTMENT ADVISER (02/24/2026)